United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑       Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐      No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐       No  ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes  ☐       No  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

COMPANHIA VALE DO RIO DOCE
PUBLICLY HELD COMPANY
CNPJ 33,592,510/0001-54
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
The shareholders are hereby invited to attend the General Shareholders Meetings (Ordinary and Extraordinary), to be held on April 27, 2006, at 4:30 p.m., at Avenida Graça Aranha n.° 26, 19th floor, Rio de Janeiro, to decide on the following matters set forth in the Agenda:
I. ORDINARY GENERAL SHAREHOLDERS MEETING:
a.	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December on 31, 2005;
b.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for the Company, according to the provisions set forth in article 196 of Law number 6404/76;
c.	Appointment of the members of the Fiscal Council; and
d.	Establishment of the remuneration of the Senior Management and Fiscal Council members.
II. EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:
1.	Proposal for a forward split, by which each and every current share issued by CVRD, both common and preferred class A, shall become two shares of the same type and class, as the case may be, and the consequent change of article 5 and 6 of the Company’s By-laws;
2.	proposal to modify the Company’s By-laws, related to Section II and Subsection IV of Chapter IV, in relation to the Advisory Committees, in the following terms:
a)	change of the heading of article 15 in order to modify the expression “Committee of Governance and Ethics” to “Committee of Governance and Sustainability”;

b)	amendment to article 16 so as to include the advisory to the Board of Directors regarding the follow-up of the Company’s activities amongst the attributions of the Committees;

c)	add item IV to article 21 in order to include the issuance of statements relating to health and security policies as an attribution of the Executive Development Committee, and consequently, the exclusion of such responsibility from the Committee of Governance and Ethics, as envisaged under article 25, item III; and

d)	alteration of the heading of article 25 to substitute the word “Ethics” for “Sustainability”.

3.	Consolidation of the amendments to CVRD’s By-laws, as approved in the Extraordinary General Shareholders’ Meetings held on August 18, 2004, April 24, 2005 and July 19, 2005, as well as the alterations referred to in items 1 and 2 above, if such modifications are approved.
Those shareholders who intend to be represented by proxy are requested to send the power of attorney 72 hours prior to the Shareholders Meetings, so that the legitimacy of the representative may be verified.
Rio de Janeiro, March 30, 2006

Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 4, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations